Mail Stop 4561

February 26, 2009

VIA USMAIL and FAX (514) 841-3299

Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group Inc.
1130 Sherbrooke Street West, 7th Floor
Montreal, Quebec
Canada H3A 2M8

      Re: CGI Group Inc.
               Form 40-F for the year ended September 30, 2008
               Filed on December 22, 2008
               File No. 000-29716

Dear Mr. David Anderson:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

David Anderson
CGI Group Inc.
February 26, 2009
Page 2

FORM 40-F FOR THE YEAR ENDED SEPTEMBER 30, 2008

Governance Procedures, page 3

1.   It is unclear from your disclosure in the first, third and fourth bullet points on this page how the committee is able to "pre-approve envelopes for certain services." Please tell us what this means and how you intend to clarify this disclosure in future filings.

Risk Factors, page 17

2.   It appears that a number of your risk factors contain language that mitigates the risk you are describing. It is generally inappropriate for a risk factor to contain language that tends to mitigate the risk discussed. For example, we note your first risk factor on pages 17-18 relating to competition consists of language that mitigates the risk you identify in the last sentence. This is also apparent in the risk factor in the second full paragraph on page 18 relating to your ability to hire qualified individuals where much of the language mitigates the risk you are seeking to describe. To the extent that you believe such mitigating statements accurately reflect management's views, you may relocate them to a more appropriate section such as Management's Discussion and Analysis. Please tell us how you intend to address these concerns in future filings. Alternatively, please advise us why such revision would not be required under Canadian law. See General Instruction B(3) to Form 40-F.

3.   Please ensure that the risk factor disclosure in your future filings clearly describes the risks to your business or your investors.   For example we note that your risk factors on page 18 relating to developing and expanding service and on page 20 relating to material developments and credit risk do not identify the risk to your business or your investors. Please tell us how you intend to revise your future filings or advise us why you believe such revision is not required under Canadian law. See General Instruction B(3) to Form 40-F.

Interests of Management and Related Party Transactions, page 22

4.   We note your disclosure here regarding the transactions with Innovapost Inc. and with Mr. Godin. In future filings, please expand your disclosure to include the amounts involved with such transactions so the extent of the interest in and terms of the transactions are clear. For example, we note you have disclosure of the amounts involved with Innovapost in note 24 on page 60 of your financial statements. Alternatively, please advise us why you believe revision is not required under Canadian law. See General Instruction B(3) to Form 40-F.

Management Report on Internal Control over Financial Reporting, page 30

5. We note that you have excluded an interest in a joint venture from management's assessment of internal controls over financial reporting as of September 30, 2008. Similarly, we note in your Form 6-K filed on February 19, 2009 that your design of disclosure controls and procedures and internal controls over financial reporting as of December 31, 2008 excluded controls, policies, and procedures related to Innovapost, Inc., a joint venture in which the company holds a 49% interest. Explain to us your basis in excluding your interest in Innovapost, Inc., when determining management's assessment of internal controls over financial reporting and concluding of the effectiveness of the company's disclosure controls and procedures. See Question 2 of the FAQ Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Financial Statements and Notes

Note 29 – Reconciliation of Results Reported in Accordance with Canadian GAAP to U.S. GAAP, page 65

6. The disclosure on page 53 states that you have committed to purchase the remaining 39.31% of shares of CIA by October 1, 2011 based upon a formula defined in the shareholder agreement. Please tell us, and disclose in future filings, the purchase price of CIA as if it was purchased at the end of the reporting period, or September 30, 2008. If the commitment is deemed significant, tell us how this transaction is being recognized in your financial statements under U.S. and Canadian GAAP.

(iii) Reversal of income tax provision, page 66

7. We note that you recorded the reversal of the income tax provision as a reduction to Canadian GAAP consolidated earnings. Please tell us why the reconciling adjustment to U.S. GAAP further decreased Canadian GAAP earnings.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant